                                                                    EXHIBIT 99.1





                        VISTA RECEIVES DRILLING APPROVAL
                       FOR GUARICHE PROJECT IN VENEZUELA


DENVER, COLORADO, MARCH 19, 1997 -- The Company is pleased to announce that it has received the necessary approvals to commence drilling on the Triunfo Number 1 concession at the Guariche Project in Venezuela. Vista's geologists have estimated a minimum geologic resource of 9.3 million tons (8.4 million tonnes) at 0.06 ounces per ton (2.1 g/t) of gold. The drilling program which is authorized as part of a baseline study, is designed to confirm a proven and probable mineable reserve of a minimum of 570,000 ounces.

In 1996, the Company acquired an option to purchase the Guariche gold property from L.B. Mining Company. At the time, the Company completed preliminary studies which demonstrated a technically and economically feasible mining operation with estimated production of 70,000 to 100,000 ounces of gold per year at an estimated cash cost of $180 per ounce and an estimated total capital cost of approximately $40 million.

Drilling equipment is currently being mobilized to the Guariche property and drilling should commence in the next two weeks. Initial drill results are expected within four to six weeks. Concurrently, the Company will be generating the necessary environmental impact statement on the property for submission to Venezuela's Minister of the Environment.

The Guariche Project plays an integral part in the growth of Vista to a mid-tier gold producer. The Company projects a growth in mineable gold reserves from 1.4 million ounces at year end 1996 to approximately 3.0 million by the year 2000. Vista's long-term plan calls for production at Guariche to commence in the second half of 1999.

On another of the Company's projects, a seven hole drill program is in process at the Iroco project in Bolivia; a 50:50 joint venture with Altoro Resources. The project is approximately 3 miles (5 km) from Oruro, one of Bolivia's larger cities. The first assays were received on the project last week. Drill hole DD97IR34 shows a wide intercept of mineralized sediments. The drill hole assayed 0.03 ounces per ton (1.1 g/t) of gold over 186 feet (56.76 m) core length, from 484 feet to 670 feet (147.39 m to 204.15 m). Included in this same interval was a 56 foot (17.1 m) wide section grading 0.08 ounces per ton (2.58 g/t) of gold. Mineralization on the Iroco property is an attractive exploration target and is similar to that seen at Vista's Amayapampa project.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft Mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

                                      ---


The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10K as amended.

For Further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450.